EXHIBIT 11

Schedule of Computation of Net Earnings Per Share

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2009	2008	2009	2008

Basic Earnings Per Share

Net earnings (loss)	$783,000	$303,000	$1,402,000	$521,000

Weighted-average Common Shares:

Basic Shares Outstanding	7,842,000	7,659,000	7,784,000	7,651,000

Basic Earnings Per Share	$0.10	$0.04	$0.18	$0.07

Diluted Earnings Per Share

Net earnings	$783,000	$303,000	$1,402,000	$521,000

Weighted-average Common Shares:

Basic Shares Outstanding	7,842,000	7,659,000	7,784,000	7,651,000

Stock Options	23,000	33,000	31,000	48,000

Restricted Stock	93,000	270,000	111,000	286,000

Diluted Shares Outstanding	7,958,000	7,962,000	7,926,000	7,985,000

Diluted Earnings Per Share	$0.10	$0.04	$0.18	$0.07